QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(k)(2)

LICENSE AGREEMENT

        LICENSE AGREEMENT, dated as of April    , 2004 (the "Commencement Date"), among STANDARD & POOR'S, a division of The McGraw-Hill Companies, Inc. ("S&P"), a New York corporation, having an office at 55 Water Street, New York, New York 10041, and S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST ("Licensee"), a Delaware statutory trust, having an office at 100 Bellevue Parkway, Wilmington, Delaware 19809; and BLACKROCK ADVISORS, INC. (the "Advisor"), a Delaware corporation having an office at 100 Bellevue Parkway, Wilmington, Delaware 19089 (for the purposes of Section 10 only).

        WHEREAS, S&P maintains, updates, distributes and owns rights in and to the Standard & Poor's Earnings and Dividend Ranking System and the Standard & Poor's International Quality Rankings, pursuant to which S&P's analysts rank the long term growth and stability of certain domestic and foreign companies' historical earnings and dividends, and to the proprietary data therein contained (such system being hereinafter referred to as the "Quality Ranking System"); and

        WHEREAS, S&P uses in commerce and has trade name and trademark rights to the designations "Standard & Poor's®", "S&P®", "Standard & Poor's Earnings and Dividend Rankings", "S&P Earnings and Dividend Rankings", "Standard & Poor's International Quality Rankings", "S&P International Quality Rankings", "Standard & Poor's Quality Rankings" and "S&P Quality Rankings" in connection with the Quality Ranking System (such rights being hereinafter individually and collectively referred to as the "S&P Marks"); and

        WHEREAS, Licensee wishes to use the Quality Ranking System in connection with its operation as a registered investment company of the type described in Exhibit A attached hereto and made a part hereof; and

        WHEREAS, Licensee wishes to use the S&P Marks in connection with its registration, distribution, marketing and promotion and in connection with making disclosure about Licensee under applicable law, rules and regulations; and

        WHEREAS, Licensee wishes to obtain S&P's authorization to use the Quality Ranking System and the S&P Marks in connection with Licensee pursuant to the terms and conditions hereinafter set forth..

        NOW, THEREFORE, the parties hereto agree as follows:

        1.    Grant of License.

          (a)    Subject to the terms and conditions of this Agreement, S&P hereby grants to Licensee a non-transferable license: (i) to use the S&P Quality Ranking System in connection with the provision of investment advice by BlackRock Advisors, Inc. and BlackRock Financial Management, Inc. to Licensee as part of the investment strategy that is described in Exhibit A attached hereto, (ii) to use one or more of the S&P Marks in the name of Licensee, (iii) to use and refer to the S&P Marks in connection with the marketing, distribution, registration and promotion of Licensee and in making such disclosure about Licensee as Licensee deems necessary or desirable under applicable federal or state laws, rules or regulations or under this Agreement and (iv) to use and refer to the S&P Marks for other purposes that are reasonably related to the foregoing. The foregoing license shall be deemed to extend to Affiliates (as defined in Subsection 4(e)) of Licensee, as per Subsection 12(a) below. It is expressly agreed and understood that the license granted pursuant to subpart (ii) above shall, in cases where one or more of the S&P Marks will be used in the name of Licensee, be subject to S&P's prior approval, such approval evidence by S&P entering into this Agreement. It is further expressly agreed and understood by Licensee that no rights to use the Quality Ranking System or the S&P Marks are granted hereunder other than those specifically described and expressly granted herein.

          (b)    Subject to the proviso below, the license granted to Licensee pursuant to Subsection 1(a) shall be exclusive for a period of ninety (90) days from the Commencement Date. During this period, S&P shall not grant a license or otherwise authorize any third party to use the Quality

  Ranking System or the S&P Marks in connection with the offering, management or distribution of a closed-end fund that is listed on a U.S. securities exchange; provided, however, that the foregoing shall not restrict S&P from granting such a license to Merrill Lynch, Pierce, Fenner & Smith, Incorporated, or its Affiliate, in its capacity as investment advisor or sub-investment advisor to a closed-end fund that is listed on a U.S. securities exchange.

        2.    Term.

        The term of this Agreement shall commence on the Commencement Date and shall continue in effect thereafter until it is terminated in accordance with its terms.

        3.    License Fees.

          (a)   As consideration for the license granted hereunder, Licensee shall pay to S&P annual license fees ("License Fees") in an amount equal to 15 basis points (.0015%) of the average weekly net assets of Licensee, computed on a calendar quarterly basis.

          (b)   Licensee shall remit License Fees to S&P on a quarterly basis within thirty (30) days of the end of each calendar quarter. Each such payment shall be accompanied by a statement setting forth the basis for its calculation. In addition, Licensee shall provide a report to S&P on a monthly basis detailing the average weekly net assets of Licensee, for purposes of permitting S&P to confirm that S&P's License Fees have been accurately determined. Each such report shall be delivered to S&P within ten (10) days of the end of each month.

          (c)   During the term of this Agreement and for a period of one (1) year after its termination, S&P shall have the right, no more than once per year during normal business hours and upon reasonable notice to Licensee, to audit on a confidential basis the relevant books and records of Licensee to determine that License Fees have been accurately determined. The costs of such audit shall be borne by S&P unless such firm correctly determines that S&P has been underpaid by five percent (5%) or more; in such case, costs of the audit shall be paid by Licensee.

        4.    Termination.

          (a)   At any time during the term of this Agreement, Licensee may, upon determination by the vote of a majority of Licensee's board of trustees to amend Licensee's non-fundamental investment policies in a manner that would result in Licensee investing less than 80% of its net assets in issuers represented in the Quality Rankings System, give S&P one hundred twenty (120) days' prior written notice of Licensee's termination of this Agreement. In the event of termination pursuant to this subsection, the License Fees shall be computed as provided in Subsection 4(f).

          (b)   In the case of breach of any of the material terms or conditions of this Agreement by either party, including without limitation a breach by Licensee of its obligation under the first sentence of Section 6 below, the other party may terminate this Agreement by giving one hundred twenty (120) days' prior written notice of its intent to terminate, and such notice shall be effective on the date specified therein (which shall not be less than one hundred twenty (120) days later) for such termination unless the breaching party shall correct such breach within the notice period.

          (c)   S&P shall have the right, in its sole discretion, to cease publication of the Quality Ranking System and, in such event, to terminate this Agreement if S&P does not offer a replacement or substitute service. In the event that S&P intends to discontinue the Quality Ranking System, S&P shall give Licensee at least six (6) months' written notice prior to such discontinuance, which notice shall specify whether a replacement or substitute service will be made available and if so, reasonable details and a description of such replacement or substitute service. Licensee shall have the option hereunder within one hundred twenty (120) days after receiving such written notice from S&P to notify S&P in writing of its intent to use the replacement or substitute service, if any, under the terms of this Agreement. In the event that Licensee does not exercise such option or no substitute or replacement service is made available, this Agreement shall be terminated as of the date specified in the S&P notice, which shall be no earlier than the discontinuance.

          (d)   S&P may terminate this Agreement upon one hundred twenty (120) days' (or upon such lesser period of time if required pursuant to a court order) prior written notice to Licensee if (i) S&P is informed of the final adoption of any legislation or regulation or the issuance by any regulatory body of an opinion or interpretation that in S&P's reasonable judgment materially impairs S&P's ability to provide and license the Quality Ranking System and the S&P Marks to Licensee as contemplated by this Agreement; or (ii) any litigation or proceeding is commenced and S&P reasonably believes that such litigation or proceeding would have a material and adverse effect upon the S&P Marks and/or the Quality Ranking System or upon the ability of S&P to perform under this Agreement. For avoidance of doubt, any termination of this Agreement by S&P pursuant to this Subsection shall not affect S&P's indemnification obligation to Licensee under Subsection 10(b) hereunder.

          (e)   If (i) a controlling interest in Licensee is acquired by a third-party who is not an Affiliate of Licensee prior to such transaction, (ii) Licensee merges into, consolidates with, or is otherwise acquired by, any third-party who is not an Affiliate of it prior to such transaction, or (iii) Licensee sells all or substantially all of its assets (each, a "Change in Control"), Licensee shall provide S&P with at least thirty (30) days' (or the maximum advance notice that is permitted by applicable securities laws, whichever is less) prior written notice setting forth the details of such Change in Control. S&P may, at its option, after receipt of such notice, terminate this Agreement upon one hundred twenty (120) days' prior written notice to Licensee if S&P reasonably determines in good faith that the acquiring party is a competitor of S&P in the provision of financial information services or statistical ratings and that the continuation of this Agreement would materially adversely affect S&P's business. For informational purposes, attached hereto as Exhibit B is a list of certain of S&P's competitors as of the Commencement Date. For the purposes of this Subsection 4(e), the term "control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a party, whether through the ownership of voting securities, by contract, or otherwise, and the term "Affiliate of" is an entity that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a party.

          (f)    In the event of termination of this Agreement pursuant to Subsection 4(a), Licensee shall pay the License Fee for the remainder of the "Fee Term" in which such termination occurs. The "Fee Term" shall initially be the two year period from and including the business day after the effective date of Licensee's Registration Statement (the "Effective Date") to and excluding the second anniversary of the Effective Date and thereafter shall be each succeeding one-year period from and including the anniversary of the Effective Date on which the respective period begins to and excluding the anniversary of the Effective Date on which the respective period ends.

          (g)   In the event of termination of this Agreement pursuant to Subsections 4(b), (c), (d) or (e), the License Fee shall be payable from the beginning of the then current Fee Term to the date of such termination. Any amount of excess License Fees paid by Licensee for the current Fee Term shall be refunded by S&P.

          (h)   Upon any termination of this Agreement, Licensee shall cease to use the Quality Ranking System and the S&P Marks in connection with Licensee; provided that Licensee may continue to utilize any previously printed materials which contain the S&P Marks for a period of two hundred forty (240) days following such termination, or such longer period as is necessary for Licensee to comply with applicable tax and regulatory reporting requirements.

        5.    S&P's Obligations.

          (a)   S&P agrees to provide reasonable support for Licensee's development, educational and promotional efforts with respect to Licensee as follows: (i) subject to Subsection 8(c), S&P shall provide Licensee with information relating to the past performance of the Quality Ranking System and the general methodology used by S&P in determining Quality Ranks for securities; and (ii) S&P shall respond in a timely fashion to any reasonable requests for information by Licensee regarding the Quality Ranking System.

          (b)   Except as expressly provided in subparagraph (a) above, S&P is not contractually obliged to engage in any marketing or promotional activities in connection with Licensee or in making any representation or statement to investors or prospective investors in connection with the promotion of Licensee.

          (c)   S&P shall provide Licensee during the term of this Agreement with access to the Quality Ranking System by providing Licensee with a subscription to [name of S&P subscription service that include updated Quality Ranks] (the "S&P Subscription Service") terminal(s) at Licensee's investment sub-advisor's offices at 40 East 52nd Street in New York City. Licensee shall pay S&P's standard annual subscription rate in connection therewith. Licensee's use of the S&P Subscription Service shall be governed by the applicable terms of S&P's subscriber agreement, a copy of which is attached hereto as Exhibit C.

          (d)   It is understood that: (i) Licensee shall not receive any greater access to Quality Rankings information or to S&P's analysts than is given to ordinary subscribers to the S&P Subscription Service; (ii) Licensee has independently determined to use the Quality Ranking System as a basis for selection of investments for Licensee; (iii) Licensee shall select the specific securities for investment by Licensee without informing S&P, either before or after the investment; (iv) S&P shall not furnish advice to Licensee or its investment advisor or investment sub-advisor with respect to the desirability of investing in, purchasing or selling securities or other property, other than the advice Licensee receives from S&P as an ordinary subscriber to the S&P Subscription Service; (v) S&P shall have no other authority or influence to determine which securities or other property shall be purchased or sold by Licensee; and (vi) Licensee shall not have the right to require S&P to engage in any other activity that could result in S&P's being characterized as an "investment adviser' of an investment company" within the meaning of Section 2(a)(20) of the Investment Company Act of 1940, as amended.

        6.    Informational Materials Review.

        Licensee shall protect the goodwill and reputation of S&P and of the S&P Marks in connection with its offering, distribution, operation, administration, selling and promotion of Licensee and its use of the S&P Marks under this Agreement; provided that Licensee performance history shall not be considered in determining whether Licensee or its Affiliates has complied with this provision, subject to Licensee having complied in all material respects with the investment policies and objectives described in its prospectus filed with the Securities and Exchange Commission (and approved by S&P as required by this Section 6) pertaining thereto as from time to time in effect. Licensee shall submit to S&P for its review and approval all informational materials pertaining to and to be used in connection with Licensee, including, where applicable, all prospectuses, registration statements, advertisements, brochures and any other similar information materials (including documents required to be filed with governmental or regulatory agencies) that in any way use or refer to S&P, the Quality Ranking System or the S&P Marks (the "Informational Materials"). S&P's approval shall be required with respect to the use of and description of S&P, the S&P Marks and the Quality Ranking System in Informational Materials and shall not be unreasonably withheld or delayed by S&P. Specifically, S&P shall notify Licensee, by facsimile transmission in accordance with Subsection 12(d) hereof, of its approval or disapproval of all Informational Materials within fifteen (15) days (i.e., excluding Saturday, Sunday and

New York Stock Exchange holidays) following receipt thereof from Licensee. Any disapproval shall state S&P's reasons therefor. S&P's failure to disapprove of Informational Materials submitted to S&P within the prescribed fifteen (15) day period shall be deemed an approval by S&P. Once Informational Materials have been approved by S&P (not including Informational Materials that have been deemed approved pursuant to the preceding sentence, however), subsequent Informational Materials which do not alter the use or description of S&P, the S&P Marks or the Quality Ranking System need not be submitted for review and approval by S&P.

        7.    Protection of Value of License.

          (a)   During the term of this Agreement, S&P shall use its best efforts to maintain in full force and effect federal registrations for "Standard & Poor's®" and "S&P®". S&P shall at S&P's own expense and sole discretion exercise S&P's common law and statutory rights against infringement of the S&P Marks, copyrights and other proprietary rights.

          (b)   Licensee shall cooperate with S&P in the maintenance of such rights and registrations and shall, at S&P's cost, take such actions and execute such instruments as S&P may from time to time reasonably request, and shall use the following notice when referring to the Quality Ranking System or the S&P Marks in any Informational Material:

    "Standard & Poor's®", "S&P®", "Standard & Poor's Earnings and Dividend Rankings", "S&P Earnings and Dividend Rankings", "Standard & Poor's Quality Rankings" "Standard & Poor's International Quality Rankings", "S&P International Quality Rankings"and "S&P Quality Rankings" are trademarks of Standard & Poor's and have been licensed for use by the Trust. The Trust is not sponsored, managed, advised, sold or promoted by Standard & Poor's.

  or such similar language as may be approved in advance by S&P, it being understood that such notice need only refer to the specific S&P Marks referred to in the Informational Material.

        8.    Proprietary Rights.

          (a)   Licensee acknowledges that the Quality Ranking System is selected, coordinated, arranged and prepared by S&P through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by S&P. Licensee also acknowledges that the Quality Ranking System and the S&P Marks are the exclusive property of S&P, that S&P has and retains all proprietary rights therein (including, but not limited to, trademarks and copyrights) and that the Quality Ranking System is maintained and determined solely by S&P.

          (b)   S&P reserves all rights with respect to the Quality Ranking System and the S&P Marks except those expressly licensed to Licensee hereunder.

          (c)   Each party shall treat as confidential and shall not disclose or transmit to any third party any documentation or other written materials supplied in connection with this Agreement that are marked as "Confidential and Proprietary" by the providing party ("Confidential Information"). Confidential Information shall not include (i) any information that is available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to an obligation of confidentiality with regard to such information) or (ii) any information that is independently developed by the receiving party without use of or reference to information from the providing party. Notwithstanding the foregoing, either party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (a) approved in writing by the other party for disclosure or (b) required by law, regulatory agency or court order to be disclosed by a party, provided, if permitted by law, that prior written notice of such required disclosure is given to the other party and provided further that the providing party shall cooperate with the other party to limit the extent of such disclosure. The provisions of this Subsection 8(c) shall survive any termination of this Agreement for a period of three (3) years from disclosure by either party to the other of the last item of such Confidential Information.

        9.    Warranties; Disclaimers.

          (a)   S&P represents, warrants and covenants, as the case may be, that S&P has sole proprietary rights in and to the Quality Ranking System, that S&P owns U.S. trademark rights in and to each of the S&P Marks, that S&P has the right to grant the rights granted to Licensee under this Agreement and that S&P has in the past and shall continue to maintain, use, disseminate and otherwise deal with the Quality Ranking System so as not to violate, in a manner which actually and directly causes damage or harm to Licensee, any material applicable laws, rules and regulations.

          (b)   S&P has no obligation to take the needs of Licensee or the shareholders of Licensee into consideration in maintaining the Quality Ranking System. Except as expressly provided in this Agreement, S&P shall have no obligation or liability in connection with the administration, marketing or trading of Licensee. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, SHAREHOLDERS OF LICENSEE, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE QUALITY RANKING SYSTEM OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE QUALITY RANKING SYSTEM OR ANY DATA INCLUDED THEREIN.

          (c)   Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any laws, regulations or agreements applicable to it.

          (d)   Licensee represents and warrants to S&P that Licensee shall at all times comply in all material respects with the description set forth in Exhibit A.

          (e)   Licensee represents and warrants to S&P that Licenseeshall not violate, in a manner which actually and directly causes damage or harm to S&P, any applicable laws, rules or regulations.

          (f)    Neither party shall have any liability for lost profits or indirect, punitive, special, or consequential damages (including lost profits) arising out of this Agreement, even if notified of the possibility of such damages.

          (g)   Use of any marks by Licensee (including in the name of Licensee) which are not the S&P Marks is at Licensee's sole risk.

          (h)   The provisions of this Section 9 shall survive any termination of this Agreement.

        10.    Indemnification.

          (a)   Licensee shall indemnify and hold harmless S&P and its affiliates (including without limitation McGraw-Hill, Inc.) and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to any breach by Licensee of its representations, warranties, covenants or agreements under this Agreement; provided, however, that the foregoing indemnity shall not apply with respect to any claim, action or proceeding as to which S&P is required to indemnify and hold harmless Licensee under Subsection 10(b); and provided further, however, that (x) S&P notifies Licensee promptly of any such claim, action or proceeding; (y) S&P grants Licensee control of its defense and/or settlement; and (z) S&P cooperates with Licensee in the defense thereof. Except as provided in the next sentence, Licensee shall periodically reimburse S&P for its reasonable expenses incurred under this Subsection 10(a). S&P shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of Licensee without waiving the indemnity hereunder. The Licensee, in the defense of any such claim, action or proceeding except with the written consent of S&P, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to S&P of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of S&P. This provision shall survive the termination or expiration of this Agreement. In the event that Licensee is unable to meet its indemnification obligations to S&P set forth in this Section 10(a) due to the bankruptcy or insolvency of Licensee, the Advisor will assume Licensee's indemnification rights and responsibilities pursuant to this Section 10(a).

          (b)   S&P shall indemnify and hold harmless Licensee and Advisor (collectively, the "Licensee Parties"), their affiliates and their officers, directors, employees and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) as a result of any claim, action, or proceeding that arises out of or relates to (i) any breach by S&P of its representations, warranties, covenants or agreements under this Agreement; (ii) any failure by an employee of S&P who participates in the maintenance, use or dissemination of the Quality Ranking System to comply with any applicable law, rule or regulation, including federal and state statutory and common law, relating to such participation or (iii) any allegation that Licensee Party's use of the Quality Ranking System or the S&P Marks as contemplated by this Agreement violates or infringes the trademark, copyright or other proprietary rights of a third party; provided, however, that (x) Licensee Party notifies S&P promptly of any such claim, action or proceeding; (y) Licensee Parties grant S&P control of its defense and/or settlement; and (z) Licensee Parties cooperate with S&P in the defense thereof. Except as provided in the next sentence, S&P shall periodically reimburse Licensee Parties for their reasonable expenses incurred under this Subsection 10(b). Licensee Parties shall have the right, at their own expense, to participate in the defense of any claim, action or proceeding against which they are indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding without the written consent of S&P without waiving the indemnity hereunder. S&P, in the defense of any such claim, action or proceeding, except with the written consent of Licensee Parties, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to Licensee Parties of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of Licensee Parties. This provision shall survive the termination or expiration of this Agreement.

        11.    Suspension of Performance.

        Neither S&P nor Licensee shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected.

        12.    Other Matters.

          (a)   This Agreement is solely and exclusively between the parties hereto and shall not be assigned or transferred by either party, without prior written consent of the other party, such consent not to be unreasonably withheld, and any attempt to so assign or transfer this Agreement without such written consent shall be null and void; provided, however, that any Affiliate of Licensee may use the Quality Ranking System and use and refer to the S&P Marks in connection with the offering, distribution, sale, promotion and operation of Licensee, provided that such Affiliate shall be subject to all terms and conditions of this Agreement.

          (b)   This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

8

          (c)   No breach, default, or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

          (d)   All notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand, by registered or certified mail, return receipt requested, or by facsimile transmission to the address or facsimile number set forth below or such address or facsimile number as either party shall specify by a written notice to the other and (iii) deemed given upon receipt.

Notice to S&P:	Standard & Poor's 55 Water Street New York, New York 10041
	Attn:	Thomas F. Gizicki Managing Director Portfolio Services
	Fax #:	(212) 438-3932
Notice to Licensee:	c/o BlackRock Advisors, Inc. 40 East 52nd Street New York, New York 10022
	Attn:	Robert P. Connolly, Esq.
	Fax #:	(212) 409-3744
Notice to Advisor:	c/o BlackRock Advisors, Inc. 40 East 52nd Street New York, New York 10022
	Attn:	Robert P. Connolly, Esq.
	Fax #:	(212) 409-3744
With a copy to:
Skadden, Arps, Slate, Meagher & Flom, LLP 4 Times Square New York, NY 10036
	Attn:	Michael K. Hoffman, Esq.
	Fax:	(917) 777-3406

          (e)   This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York without regard to its choice of law principles.

          (f)    Each party agrees that in connection with any legal action or proceeding arising with respect to this Agreement, it will bring such action or proceeding only in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York in and for the First Judicial Department and each party agrees to submit to the jurisdiction of such court and venue in such court and to waive any claim that such court is an inconvenient forum.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

S&P QUALITY RANKINGS GLOBAL EQUITY MANAGED TRUST		STANDARD & POOR'S, a division of The McGraw-Hill Companies, Inc.
BY:		BY:
TITLE:	Vice President	TITLE:
BLACKROCK ADVISORS, INC. (for the purposes of Section 10 only)
BY:
TITLE:

EXHIBIT A
Description of the Fund

        Licensee is a closed-end registered investment company whose shares will be listed on the New York Stock Exchange. Licensee's investment objectives, policies and strategies will be as described the the Licensee's registration statement on Form N-2 (File Nos. 333-113316 and 811-21522), as amended from time to time.

EXHIBIT B
List of Certain S&P Competitors

        The following list shall be deemed to include an entity's subsidiaries and affiliates:

Bloomberg
Dow Jones
Dun & Bradstreet
Fitch Investor Services
Frank Russell Associates
Moody's
Morgan Stanley Capital International
Morningstar
Pearson
Reed El Sevier
Reuters
Thomson Financial Services
Value Line
Verenigde Nederlandes Uitgeversbedrijven (VNU)
Wilshire Associates
William O'Neill

EXHIBIT C
Form of S&P Subscription Agreement
(Attached)

QuickLinks

LICENSE AGREEMENT
EXHIBIT A Description of the Fund
EXHIBIT B List of Certain S&P Competitors
EXHIBIT C Form of S&P Subscription Agreement (Attached)